JAYARK CORPORATION REQUESTS AN EXTENSION FOR FILING THE 10-Q
                  REPORT FOR THE PERIOD ENDING 7/31/96. THE REPORT WILL BE SUBMITTED TO THE SEC NO LATER THAN SEPTEMBER 23, 1996.